Filed by Cartesian Growth Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cartesian Growth Corporation

Commission File No. 001-40103

Date: September 20, 2021

September 20, 2021

THE TIG GROUP ENTERS INTO BUSINESS COMBINATION AGREEMENT

Dear Investor:

It is with great excitement that we would like to announce that we have entered into a definitive business combination agreement with an affiliate of Tiedemann Advisors LLC, a leading independent wealth and investment advisor for high net worth families, trusts, foundations and endowments; Alvarium Investments Limited, a London based leading independent global multifamily office that provides investment, real estate and merchant banking services to multigenerational entrepreneurs, families, foundations, and institutions; Tiedemann Constantia, a European partner of Tiedemann Advisors serving European clients; and Cartesian Growth Corporation (NASDAQ: GLBL), a special purpose acquisition company (SPAC). As many of you know, a SPAC is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of acquiring one or more existing companies. In this case, affiliates of each of TIG Advisors, LLC, Tiedemann Advisors, Tiedemann Constantia and Alvarium have entered into an agreement to combine with the SPAC, with the resulting combined company becoming a public company. The SPAC is an affiliate of Cartesian Capital Group, LLC, a global private equity firm and registered investment advisor with a demonstrated ability to partner with and grow companies that conduct business on a global scale. Cartesian Capital has helped build market-leading companies in over two dozen countries around the world and have committed more than $2.5 billion to more than 70 companies over several decades. Their experienced team has led pioneering transactions around the world.

This proposed business combination will form Alvarium Tiedemann Holdings or “AlTi”, which is expected to be publicly traded on Nasdaq, following the closing of the transaction (anticipated to be in the first quarter of 2022). Alvarium Tiedemann is expected to be a leading independent, global wealth and asset manager providing entrepreneurs, multi-generational families, institutions and emerging next-generation leaders with fiduciary capabilities, as well as alternative investment ideas and strategic advisory services. It is expected that the combined company will initially oversee approximately $54 billion in assets under management (AUM) and assets under advisement (AUA) and is expected to have a post-transaction equity value of approximately $1.4 billion. Michael Tiedemann, current CEO of our firm and Tiedemann Advisors, will become Chief Executive Officer of Alvarium Tiedemann. Additionally, this proposed combination would expand our global presence with 25 office locations around the world. Alvarium Tiedemann will be comprised of two businesses, Wealth Management and a Private Markets group. TIG and its subsidiaries will be a part of the Private Markets group. Following the business combination, TIG Advisors will continue to act as investment manager to all of its existing funds and accounts, including the Fund.

520 Madison Avenue, 26th Floor | New York, NY 10022 | TEL 212 396-8700 | FAX 212 644-4470 | www.tigfunds.com

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Most importantly for many of our investors, we expect the merger arbitrage/event driven strategy managed by TIG Advisors, LLC to operate in an identical fashion to its current operations. Drew Figdor will remain the portfolio manager and the entire investment and back & middle office team is expected to stay in place and provide the same services as currently enjoyed. However, as a result of this business combination we expect to be able to leverage the resources of a much larger organization in order to carry out our duties to our clients with the same level of care and expertise as we have throughout our history. For purposes of clarity, the investment process and investment style are intended to remain consistent, and the same investment decision making process and risk oversight is expected to continue to exist after the transaction. In short, this transaction should not impact your day-to day relationship with TIG or your team in any way. All of your contacts at TIG in the investment team, back & middle office team, and investor relations team will remain the same.

We thought extensively about this transaction to make sure it was in the best interests of both our clients and the growth plan that has been ongoing here at TIG. After thorough review and reflection, we believe that it will be catalytic for both TIG and our investors. It has been our mission to provide a full breadth of investments for our clients. The relationship between investor and investment manager is one of partnership and one that evolves over time as a certain comfort with the organization is achieved. It has never been our goal to simply offer our partners disparate investment opportunities that fulfill some small part of the investible universe, but instead we have sought to be a fulsome investment solution for our clients. Over the past three years, we have made great strides in achieving that growth goal with the minority acquisitions of three best-in-class managers: our Real Estate Bridge Lending strategy, our Long/Short European Equity strategy, and our Asian Credit Strategy. Each of those affiliated managers have augmented our offerings and provided multiple solutions to our clients, proving extremely successful and professional additions to the TIG family of funds. The day-to-day relationship with our affiliated managers is also not expected to change as a result of the combination. In fact, we believe those relationships should be greatly enhanced through the additional resources this business combination brings to the organization. We also firmly believe that a combination of the above can help us to grow our bench of extraordinary managers through accretive acquisitions that will bring investment solutions to our clients across the asset spectrum.

An understandable concern with respect to any transaction, especially with respect to a potential equity monetization event, is the commitment of the current team and the proper alignment of incentives to those of our investors. However, we do not view this as a monetization event, but instead, a growth opportunity. This is a one-time exchange of our equity into public equity and is expected to provide the long-term stability that we want for our clients and our employees. While some cash will be received by current partners of TIG, approximately 95.5% of the equity held by our active partners (including Drew Figdor) is being rolled into the new company and many of the current partners (including Drew Figdor) plan to enter into multi-year employment contracts. This structure is intended to ensure that Drew is aligned with both our public shareholders and our investors, enabling both Drew and us to continue to share in the economics from the success of his merger arbitrage strategy.

520 Madison Avenue, 26th Floor | New York, NY 10022 | TEL 212 396-8700 | FAX 212 644-4470 | www.tigfunds.com

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The success of other active partners will be directly tied to the success of the company and, by extension, the success of further building both the arbitrage business and each of our other strategies. Overall, we believe this is a structure that is in the best interest of our clients as it allows us to expand our service offering by being able to more quickly reinvest resources toward strategic initiatives (e.g., systems, technology, services, etc.) and get equity into the hands of our next generation of leaders, following through on our promise of enhancing permanence and stability across generations. We are seeking to build success and stability for the long term and not just today.

It is very clear we are at a key inflection point as our industry continues to consolidate, and we believe becoming a public company offers our employees and our management team an attractive path to retain control of our business, while enhancing our financial support. Further, partnership equity is becoming increasingly cost prohibitive for our next generation of leaders. A public entity helps address that issue and allows us to attract and retain top talent for the benefit of our clients through stock incentive plans for new and existing employees, while minimizing employee tax burdens. It should also help us acquire stakes in new managers as we will have a new currency in which to acquire them (i.e., shares in a public company). This transaction is expected to help us marry a strong team and strategy with capital to enhance our long-term strategic roadmap. We believe the timing is right, and the combination with Alvarium, Tiedemann Advisors, and Tiedemann Constantia will offer our investors stability, scale, synergies, and a more robust offering.

Mechanically, we currently anticipate the closing of the transaction will occur in the first quarter of 2022. As the transaction constitutes a legal change in control of TIG Advisors, LLC (it will be indirectly 100% owned by Alvarium Tiedemann), we are seeking consent from our underlying shareholders/limited partners to proceed with the transaction. If you wish to consent, no further action is necessary. If you do not wish to consent, you may choose to fully redeem your investment as of October 31, 2021 or November 30, 2021, in each case with 30 days’ written notice in accordance with the Fund’s redemption/withdrawal terms. Any investor that remains invested in the Fund as of December 1, 2021 will be deemed to have consented to the transaction. For purposes of clarity, if we do not receive a Request for Redemption/Withdrawal by October 31, 2021 (for redemption as of November 30, 2021), your investment will remain in the Fund as of December 1, 2021 and you will be deemed to have consented to the transaction.

The press release announcing the transaction is enclosed with this letter. Should you have any questions regarding this letter and/or the press release, please contact your investor relations representative and we will arrange a call with a member of senior management to discuss the transaction in more detail. Thank you for your ongoing support and we look forward to continuing to build our relationship in the coming months.

TIG Advisors, LLC

520 Madison Avenue, 26th Floor | New York, NY 10022 | TEL 212 396-8700 | FAX 212 644-4470 | www.tigfunds.com

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Additional Information and Where to Find: In connection with the proposed definitive business combination, Cartesian Growth Corporation, an exempted company formed under the laws of the Cayman Islands (“CGC”) intends to file with the U.S Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of CGC, and after the registration statement is declared effective, CGC will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. Before making any voting or investment decision, investors and security holders of CGC should carefully read the entire registration statement and definitive proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of CGC as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

Participants in the Solicitation: CGC and Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company, TIG Trinity GP, LLC, a Delaware limited liability company, TIG Trinity Management, LLC, a Delaware limited liability company, Alvarium Investments Limited, an English private limited company (collectively the “Companies”), and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s stockholders with respect to the proposed business combination. A list of the names of CGC’s directors and executive officers and a description of their interests in CGC is contained in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017. Additional information regarding the interests of the participants in the solicitation of proxies from CGC’s stockholders with respect to the proposed business combination will be contained in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation This communication shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any private offering of securities in connection with the business combination (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act). Accordingly, until registered for resale, the Securities must continue to be held until a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption from registration under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither CGC nor any Company is making an offer of the Securities in any state or jurisdiction where the offer is not permitted.

520 Madison Avenue, 26th Floor | New York, NY 10022 | TEL 212 396-8700 | FAX 212 644-4470 | www.tigfunds.com

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Forward-Looking Statements: Certain statements in this Communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of CGC, TIG Advisors, LLC and certain of its affiliates, the other Companies or the combined company expected to result from the business combination (the “Combined Company”). For example, statements regarding the Combined Company’s industry and market sizes, future opportunities for the Combined Company, the Combined Company’s estimated future results and outcomes of the proposed business combination, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed business combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions, whether or not identified in this communication, that, while considered reasonable by TIG Advisors, LLC or its affiliates, CGC or the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) CGC and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for CGC’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which CGC or any of the Companies operate; and (x) other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, and other filings with the (“SEC”) made by CGC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor the Companies presently know or that CGC or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CGC and the Companies described above. None of CGC or any Company undertakes any duty to update these forward-looking statements.

520 Madison Avenue, 26th Floor | New York, NY 10022 | TEL 212 396-8700 | FAX 212 644-4470 | www.tigfunds.com

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